02018753

AB 3/7/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UB 3/21/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50176

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silverado Arbitrage Trading Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 2200
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. Bondi (212) 207-8786
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — if individual, state last, first, middle name)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-22-02

OATH OR AFFIRMATION

I, Jeffrey D. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverado Arbitrage Trading, Ltd., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

RIA MA SA

NEW JER

Feb. 1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERADO ARBITRAGE TRADING LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

SILVERADO ARBITRAGE TRADING LTD.

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Silverado Arbitrage Trading Ltd.

We have audited the accompanying statement of financial condition of Silverado Arbitrage Trading Ltd. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Silverado Arbitrage Trading Ltd. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co LLP

New York, New York
February 18, 2002

SILVERADO ARBITRAGE TRADING LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

(In U.S. Dollars)

Assets		
Cash	$	15,969
Due from broker (Notes 2(f) and 7)		813,818
Investments in securities, at fair value (Notes 2 (a), 6, 7 and 8)		33,356,041
Interest and dividends receivable		172,407
Other assets		20,228
Total assets	$	34,378,463
Liabilities and shareholders' equity:		
Liabilities:		
Securities sold, not yet purchased, at fair value (Notes 2 (a), 6, 7 and 8)	$	21,136,428
Interest and dividends payable		17,561
Management and investment advisor fees payable (Note 3)		21,873
Accounts payable and accrued expenses		80,750
Total liabilities	$	21,256,612
Shareholders' equity: (Notes 4, 5, and 9)		
Capital stock, $0.01 par 5,000,000 shares authorized, 113,760 shares issued and outstanding	$	1,138
Additional paid-in capital		9,191,166
Retained earnings		3,929,547
Total shareholders' equity	$	13,121,851
Total liabilities and shareholders' equity	$	34,378,463
Net asset value per share (Note 2 (b))	$	115.35

See notes to the statement of financial condition.

SILVERADO ARBITRAGE TRADING LTD.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Silverado Arbitrage Trading Ltd. (the "Company"), a Cayman Islands Corporation, is a registered broker-dealer with the United States Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc., a United States based broker-dealer self-regulatory organization. The investment objective of the Company is to seek substantial appreciation by engaging in a combined program of convertible arbitrage and risk arbitrage trading.

The Company has an advisory agreement with Silverado Capital Management LLC (the "Manager") to act as the Company's investment adviser. The Manager is also the general partner and investment manager of Silverado Arbitrage Partners, L.P. which owns 100% of the Company's capital stock at December 31, 2001. Silverado Arbitrage Investors, Ltd., which at the beginning of the year owned 1.26% of the Company's capital stock, redeemed in full its capital shares during the year. The Manager is a Delaware limited liability company.

Silverado Arbitrage Partners, L.P. was organized as a limited partnership under the provisions of the Delaware Revised Uniform Limited Partnership Act. Silverado Arbitrage Investors Ltd. is a regulated mutual fund for the purposes of Mutual Funds Law of the Cayman Islands, and is registered with the Monetary Authority. The purpose of each entity is to invest proceeds raised from investors in the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in the currency of the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

a) Securities Transactions

The Company records its securities transactions and related income and expenses on a trade date basis.

Securities listed on a national securities exchange or quoted on NASDAQ are valued at their last sales price as of the last business day of the year. Listed securities with no reported sales on such date and over-the-counter securities are valued at their last closing bid price if held long by the Company and last closing ask price if sold short by the Company. The resulting change in unrealized appreciation and depreciation is reflected in the statement of operations. If market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

b) Net Asset Value Per Common Share

Pursuant to the provisions of the articles of association, the net asset value of the Company's common shares is determined on a monthly basis or at such other times as may be deemed necessary by the Company's board of directors. The net asset value per common share is determined by dividing total shareholders' equity by the number of capital shares.

c) Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

d) Taxes

The Cayman Islands currently has no income or capital gain tax applicable to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

e) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Credit Risk

The Company maintains its securities in an account with its clearing broker, and management believes it is not exposed to any significant credit risk in that account.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Manager receives a management fee equal to .0833% (1% per annum) of the Company's net asset value as of the last day of each calendar month. The Manager also receives a facility fee for trading expenses and research facilities. The facilities fee is calculated monthly at an amount not to exceed .0833% (1% per annum) of the Company's net assets.

Pursuant to an agreement effective July 1, 1998, Asset Alliance Corporation, an investment management holding company, provides accounting and administrative services for the Company. Affiliated companies of Asset Alliance Corporation are part of the management and ownership of the Company's Manager.

NOTE 4 - CAPITAL STOCK

The Company has authorized capital of 5,000,000 shares of common stock with a par value of $.01 per share. At December 31, 2001, 1,138 shares were issued and outstanding. Shareholders may withdraw common stock from the Company as of the end of any fiscal quarter or as otherwise consented to by the Company.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000 whichever is greater. As of December 31, 2001, the Company has net capital of $7,636,113, which exceeded the minimum requirement by $7,536,113.

NOTE 6 - INVESTMENTS IN SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

Investments in securities and securities sold, not yet purchased, at market value at December 31, 2001 are:

	Securities Owned	Securities Sold Not Yet Purchased
Common and preferred stock	$ 25,975,061	$ 20,954,916
Corporate convertible debt	7,376,035	-
Equity options	4,945	181,512
Total marketable	$ 33,356,041	$ 21,136,428

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

SILVERADO ARBITRAGE TRADING LTD.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk. These financial instruments primarily consist of written contracts and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments on specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared, and held by one registered U.S. broker-dealer firm pursuant to a clearance agreement. As such, the Company is subject to credit risk exposure and believes that it has effective procedures for evaluating and limiting the credit and market risks to which it may be subject. Margin debt balances and securities sold, not yet purchased are collateralized by certain of the securities and cash held by the broker, if any. Margin interest is paid at the daily broker call rate.

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS

The amounts disclosed below represent the December 31, 2001 market values of derivative financial instruments held or issued for trading purposes.

	Market Values
Equity options:	
Assets	$ 4,945
Liabilities	$181,512

For the year ended December 31, 2001, the net gains and losses on purchased and written options totaled $1,747,552 and $(1,615,056), respectively, and are included in trading loss in the statement of operations.

NOTE 9 - SUBSEQUENT EVENTS

In January and February 2002, shareholders redeemed approximately $3,092,000 from the Company and another shareholder invested $3,000,000 into the Company, through Silverado Arbitrage Partners, L.P.